19010384

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-42106

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UMB Distribution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 W Galena Street
(No. and Street)

Milwaukee	Wisconsin	53212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Mantoan (414) 299-2232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E Wisconsin Ave 32nd Floor	Milwaukee	Wi	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Chris Mantoan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UMB Distribution Services, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
MACKENZIE A. JOHNSON
STATE OF WISCONSIN

Signature

Principal Financial Officer and Principal Operations Officer

Title

Notary Public

Expires: Permanent

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) ~~Statement of Financial Condition~~. Balance Sheet
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) ~~Statement of Changes in Financial Condition~~. Cash Flow
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of UMB Distribution Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UMB Distribution Services, LLC (the "Company") as of December 31, 2018, the related statements of income and member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 22, 2019

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018

ASSETS

ASSETS	
Cash and cash equivalents	$ 1,017,217
Accounts receivable	196,883
Prepaid expenses	86,448
Other assets	755
Current tax assets – related party	95,163
Deferred tax assets – related party	2,433
TOTAL ASSETS	$ 1,398,899

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 21,000
Customer deposits	11,617
TOTAL LIABILITIES	32,617
MEMBER'S EQUITY	1,366,282
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,398,899

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
For the Year Ended December 31, 2018

REVENUES	
Distribution fees	$ 1,103,078
Other revenue	94,651
Total Revenues	1,197,729
EXPENSES	
Management and administrative fees	798,097
Registration fees	32,628
Professional fees	23,960
General and administrative	69,693
Total Expenses	924,378
INCOME BEFORE INCOME TAXES	273,351
Income tax expense	64,047
NET INCOME	209,304
MEMBER'S EQUITY - Beginning of Year	2,156,978
Member's distributions	(1,000,000)
MEMBER'S EQUITY - END OF YEAR	$ 1,366,282

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 209,304
Adjustments to reconcile net income to net cash flows from operating activities	
Changes in assets and liabilities	
Accounts receivable	33,740
Prepaid expenses	10,691
Other assets	2,442
Deferred income taxes	63
Accrued expenses	(50,300)
Customer deposits	(605)
Taxes payable – related party	(137,567)
Net Cash Flows From Operating Activities	67,768
CASH FLOWS USED IN FINANCING ACTIVITIES	
Member's Dividends	(1,000,000)
Net Cash Flows Used In Financing Activities	(1,000,000)
Net Decrease in Cash and Cash Equivalents	(932,232)
CASH AND CASH EQUIVALENTS - Beginning of Year	1,949,449
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,017,217
SUPPLEMENTAL INFORMATION	
Income taxes paid to related party	$ 201,551

See accompany notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UMB Distribution Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides distribution and other services to registered investment companies. The Company is organized as a Wisconsin limited liability company and is 100% owned by UMB Fund Services, Inc. (the "Parent").

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Concentration of Credit Risk

The Company's cash accounts are on deposit at two financial institutions. The amounts on deposit at December 31, 2018 exceeded the $250,000 federally-insured limit at both of the financial institutions by $517,217.

Accounts Receivable

The Company records accounts receivable at net realizable value and uses the allowance method to account for uncollectible accounts receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. At December 31, 2018, no allowance for doubtful accounts was provided as all receivables are considered collectible.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2018.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes (cont.)

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company files consolidated federal and state income tax returns with UMB Financial Corporation and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2014. Income taxes are computed utilizing the incremental consolidated tax rates. Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with the allocation of federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2018, the Company had no accrued interest or penalties related to uncertain tax positions.

Exemptive Provision

Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, also known as the customer protection rule, requires a broker-dealer that maintains custody of customer securities and cash to maintain (i) physical possession or control over customers' fully paid and excess margin securities and (ii) a reserve of cash or qualified securities in an account at a bank that is at least equal in value to the net cash owed to customers, including cash obtained from the use of customer securities.

The Company operates under the provisions of an exemption from Rule 15c3-3 provided in paragraph (k)(1) of Rule 15c3-3. In order to operate under the exemption provided for in paragraph (k)(1), a broker-dealer must satisfy the following three conditions: (i) transactions as principal of any company account are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or participations in an insurance company separate account; (ii) transactions as broker (agent) are limited to (a) the sale and or redemption of redeemable securities of registered investment companies or participations in an insurance company separate account, (b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States and (c) the sale of securities for the account of a customer to obtain funds for the immediate reinvestment in redeemable securities of registered investment companies; and (iii) the broker or dealer promptly transmits all funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company meets all of the requirements necessary to claim the exemption provided for under paragraph (k)(1). The Company does not (i) conduct securities transactions as a principal; (ii) sell or redeem securities as an agent for customers and (iii) does not receive funds or securities in connection with activities as broker or dealer (and would transmit to the appropriate party promptly if so received), and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which provides new guidance on revenue recognition. The FASB subsequently issued several amendments to the standard. The new standard establishes principles for recognizing revenue upon transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. Entities may elect either full or modified retrospective transition. The transition provisions in Topic 606 (as amended) require that public business entities adopt Topic 606 for annual periods beginning after December 15, 2017, including interim reporting periods within that reporting period.

The Company adopted ASU 2014-09 and all related amendments on January 1, 2018. Based on the analysis performed by the Company there were no changes required related to the revenue recognition timing or related balances which required a cumulative transition adjustment to be booked and the Company does not anticipate any specific adjustments to its current revenue recognition accounting.

The core services the Company provides are distribution and call management and fulfillment services for mutual funds and unlisted closed end funds. The services to be provided to each customer is outlined in a distribution agreement and/or inbound call management and fulfillment services agreement and include registered representative oversight, approval of fund marketing material, dealer agreement review and other services as set forth in each fee schedule. These services must be performed on an on-going monthly basis. The performance obligations for each of these services are highly-interdependent services that have the same pattern of transfer to the customer. As such, these services cannot be reasonably separated into individual performance obligations and these services are bundled as one service and one performance obligation. The performance obligation is satisfied on an on-going and continuous basis and is satisfied over time.

Fees will continue to be recognized on the accrual basis as they are provided on a monthly basis.

The following tables present balances of revenue and receivables related to contracts with customers, recorded in revenue in the Statement of Income and Member's Equity and accounts receivable in the Statement of Financial Condition:

Revenue	
Distribution fees	$897,120
Fulfillment fees	205,958
Marketing fees	80,749
Other fees	13,902
Total	$1,197,729
Accounts Receivable	
Distribution fees	$144,593
Fulfillment	47,783
Marketing fees	4,507
Total	$196,883

NOTE 1 – Summary of Significant Accounting Policies (cont.)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

UMB Fund Services, Inc.

The Company and the Parent entered into a management agreement which specifies a method by which certain expenses including salaries, benefits, rent, and administrative expenses are allocated from the Parent to the Company. The agreement also states which expenses are eligible for allocation. Expenses incurred under this agreement were $798,097 for the year ended December 31, 2018.

The Company operates out of a location shared with the Parent.

The Company has clients in common with the Parent, but provides independent services on behalf of those clients.

At December 31, 2018, net deferred tax assets were $2,433 and net taxes receivable from the parent were $95,163.

The Company had $1,000,000 in distributions to the Parent in 2018.

NOTE 3 - Major Clients

For the year ended December 31, 2018, three clients accounted for $908,068 or approximately 76% of the Company's total revenue. Accounts receivable from these clients at December 31, 2018 totaled $144,045, or approximately 73% of total accounts receivable.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2018, the Company had net capital of $653,426 which was $628,426 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .0499 to 1 at December 31, 2018.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2018.

NOTE 5 – Income Taxes

The Company is included in a consolidated federal income tax return and various consolidated or combined state returns. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member's share of the consolidated tax expense.

In December 2017, the Tax Cuts and Jobs Act ("the Tax Act") was enacted. The Tax Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 35 percent to 21 percent for tax years beginning after December 31, 2017. The Company recognized the income tax effects of the Tax Act in its 2017 financial statements, and upon completion of the 2017 tax return, recorded a favorable provision-to-return adjustment in its 2018 financial statements. As of December 31, 2018, we consider the accounting for the effects of rate change on our deferred tax balances complete.

Income tax expense includes the following components:

	Year Ended December 31, 2018
Current:	
Federal	$ 52,787
State	11,079
Total current tax expense	$ 63,866
Deferred:	
Federal	$ 1,970
State	(1,789)
Total deferred tax benefit	181
Income tax expense	$ 64,047

Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis.

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2018
Deferred Tax Assets:	
Accrued expenses	$ 3,575
Deferred Tax Liabilities:	
Prepaid expenses	(1,142)
Net Deferred Tax Asset	$ 2,433

NOTE 5 – Income Taxes (cont.)

No valuation allowance, as defined by ASC Topic 740, is required as management believes it is more likely than not that the deferred tax assets are realizable.

The provision for income taxes differs from that computed at the federal statutory corporate tax rate for the year ended December 31, 2018 as follows:

Income before income tax expense	$	273,351
Tax expense at statutory rate of 21%	$	57,403
State income tax, net of federal effect		7,288
Other		(700)
Non deductible expense		56
Total income tax expense	$	64,047
Effective tax rate		23.4%

NOTE 6 - Subsequent Events

The Company has evaluated subsequent events through date of issuance. No subsequent events were identified.

SUPPLEMENTAL INFORMATION

UMB DISTRIBUTION SERVICES, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the Securities and Exchange Commission Capital Rule
As of December 31, 2018

AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 21,000
Customer deposits	11,617
Total Aggregate Indebtedness	$ 32,617
Minimum required net capital (based on aggregate indebtedness)	$ 2,176
NET CAPITAL	
Member's equity	$ 1,366,282
Deductions:	
Accounts receivable	(196,883)
Prepaid expenses	(86,448)
Other assets	(95,917)
Deferred tax assets – related party	(2,433)
Non allowable cash	(331,175)
Net Capital	653,426
Net capital requirement (Minimum)	25,000
Capital in excess of minimum requirement	$ 628,426
Ratio of aggregate indebtedness to net capital	.0499 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

UMB DISTRIBUTION SERVICES, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 and INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

UMB DISTRIBUTION SERVICES, LLC

Milwaukee, Wisconsin

AGREED UPON PROCEDURES

Including Form SIPC-7

As of and for the Year Ended December 31, 2018

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Sole Shareholder of UMB Distribution Services, LLC:

We have performed the procedures included in 17a 5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by UMB Distribution Services, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures are solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

> Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

> Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

> Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

> Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

> Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no difference.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than those specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 22, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

UMB Distribution Services, LLC
235 W Galena Street
Milwaukee, Wi 53212-3948

FINRA
8-42106
Fiscal Year End - December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $76

   B. Less payment made with SIPC-6 filed (exclude interest) (27)
   7-19-18
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 49

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $49

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
   Total (must be same as F above) $49

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UMB Distribution Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal Financial Officer
(Title)

Dated the 12th day of April, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ___ Received ___ Reviewed ___

Calculations ___ Documentation ___ Forward Copy ___

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,197,729
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(1,147,179)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ *(Deductions in excess of $100,000 require documentation)*	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(1,147,179)
2d. SIPC Net Operating Revenues	$ 50,550
2e. General Assessment @ .0015	$ 76
	(to page 1, line 2.A.)

UMB DISTRIBUTION SERVICES, LLC
Milwaukee, Wisconsin

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of and for the Year Ended December 31, 2018

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
UMB Distribution Services, LLC
Milwaukee, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UMB Distribution Services identified the following provision of 17 C.F.R. § 15c3-3(k) under which UMB Distribution Services claimed an exemption from 17 C.F.R. § 240.15c3-3: (K)(1) (the "exemption provisions") and (2) UMB Distribution Services stated that UMB Distribution Services met the identified exemption provisions throughout the year ended December 31, 2018 without exception. UMB Distribution Services management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UMB Distribution Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (K)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 22, 2019

April 16, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

UMB Distribution Services, LLC operates under the provisions of the exemption from Rule 15c3-3 of the Securities Act of 1934, as amended, provided in paragraph (k)(1) of Rule 15c3-3.

UMB Distribution Services, LLC met all of the requirements necessary to claim the exemption provided for under paragraph (k)(1) for the year ended December 31, 2018 without exception.

Sincerely,

Christopher R Mantoan
Principal Financial Officer and Principal Operations Officer
UMB Distribution Services, LLC

UMB Distribution Services, LLC

235 W. Galena Street
Milwaukee, Wisconsin 53212

414.299.2000
888.844.3350 Toll-Free

umbfs.com